SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)

RETALIX LTD.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M8215W109
(CUSIP Number)

FIMI IV 2007 Ltd.
Electra Tower 98 Yigal Alon Street Tel Aviv 67891, Israel
+(972) 3 565-2244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Ronex Holdings, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Ronex Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI Opportunity (2005) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI IV 2007 LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI Opportunity II Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI Israel Opportunity Fund II, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI Opportunity IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS FIMI Israel Opportunity IV, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Ishay Davidi Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Ishay Davidi Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

CUSIP No. M8215W109

1.	NAMES OF REPORTING PERSONS Ishay Davidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,525,491 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,525,491 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,525,491 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)    Includes 1,250,000 Ordinary Shares underlying currently exercisable warrants that are held by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor, Mario Segal and M.R.S.G. (1999) Ltd., with respect to which the Reporting Person may be deemed to share beneficial ownership. See Item 5.

Item 1. Security and Issuer.

This Amendment No. 8 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D filed on February 11, 2008 (the “Statement”), as amended by Amendment No. 1 thereto, filed on March 3, 2008, Amendment No. 2 thereto, filed on August 26, 2008, Amendment No. 3 thereto, filed on August 28, 2008, Amendment No. 4 thereto, filed on December 17, 2008, Amendment No. 5 thereto, filed on February 12, 2009, Amendment No. 6 thereto, filed on September 16, 2009 and Amendment No. 7 thereto, filed on November 24, 2009, relates to the ordinary shares, par value NIS 1.00 per share (“Ordinary Shares”) of Retalix Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 10 Zarhin Street, Ra’anana 43000, Israel. All capitalized terms used herein and not otherwise defined shall have the meaning assigned thereto in the Statement, as amended prior to the date hereto. Except as amended and supplemented hereby, all information set forth in the various Items of the Statement, as amended prior hereto, are incorporated by reference in the corresponding Items of this Amendment.

This Amendment is being filed by the Reporting Persons in order to report the entry by Ronex Holdings, Limited Partnership (“Ronex”) into a voting and support agreement, dated as of November 28, 2012, by and among Ronex, NCR Corporation (“NCR”), Moon S.P.V. (Subsidiary) Ltd. (“Merger Sub”) and the Alpha Investors (the “Voting Agreement”), with respect to all Ordinary Shares that are beneficially owned by, or that may be acquired after execution of the Voting Agreement by, Ronex, including upon exercise of the Warrants held by the Alpha Investors (collectively, the “Subject Shares”), as described under Item 6.

The information set forth in Item 1 of the Statement, as amended prior hereto, is incorporated by reference in this Item 1.

Item 2. Identity and Background.

The information set forth in Item 2 of each of (i) the Statement and (ii) each amendment thereto filed prior to the date hereof, is incorporated by reference in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

No direct funds were paid to or by Ronex or the other Reporting Persons in connection with Ronex's entry into the Voting Agreement.  Instead, the benefit reaped by Ronex (and, by extension, by each other Reporting Person) as a shareholder (or beneficial owner, as appropriate) of the Issuer who will be entitled to receive the Merger Consideration (as defined in Item 6 below) from NCR upon the consummation of the Merger (as defined in Item 6 below) served as the consideration and the inducement for which Ronex was willing to enter into the Voting Agreement and thereby subject its power (and, by extension, the other Reporting Persons' power) to vote and dispose of the Subject Shares to the provisions of the Voting Agreement.

Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement (as defined in Item 6 below), upon (and subject to) consummation of the Merger (as defined in Item 6 below), in favor of which Ronex (and by extension, each other Reporting Person) has agreed to vote under the Voting Agreement, all of the Ordinary Shares held or otherwise beneficially owned by the Reporting Persons will be cancelled, and the Reporting Persons will be entitled to receive in respect thereof the Merger Consideration (as defined in Item 6 below). Upon the consummation of the Merger, the Issuer will be a wholly owned subsidiary of NCR, and the Ordinary Shares will be (i) de-listed from both the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.  Other than as described immediately above, the Reporting Persons are unaware of any of the following additional actions that may be taken with respect to the Issuer or the Ordinary Shares (as appropriate): a further extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s Articles of Association; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 24,759,430 outstanding Ordinary Shares of the Issuer as of December 9, 2012 (based on information contained in the Issuer’s Proxy Statement, appended as Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on December 10, 2012).

    (a)        Each Reporting Person may be deemed to beneficially own 10,525,491 Ordinary Shares of the Issuer, in the aggregate, representing approximately 40.5% of the issued and outstanding share capital of the Issuer, of which: (x) 4,471,591 Ordinary Shares are held by Ronex or the other Reporting Persons (but for which each Reporting Person may be deemed to share voting and dispositive power with (A) the Alpha Investors under the Shareholders Agreement described in Item 6 of Amendment No. 6 to the Statement (the “Shareholders Agreement”) and (B) NCR and Merger Sub under the Voting Agreement); and (y) 4,803,900 Ordinary Shares are actually held by the Alpha Investors and an additional 1,250,000 Ordinary Shares are issuable upon exercise of the Warrants held by the Alpha Investors (for which each Reporting Person may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement). No Reporting Person possesses sole power to vote and dispose of any such Ordinary Shares. Each Reporting Person disclaims beneficial ownership of all of such Ordinary Shares, except for those Ordinary Shares directly held by Ronex.  Except for the foregoing, the Reporting Persons do not possess any beneficial ownership in any of the Issuer’s Ordinary Shares described in this Amendment.

    (b)    The Reporting Persons possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

    (c)    Other than Ronex's (and, by extension, each Reporting Person's) subjecting the Subject Shares to voting and dispositive restrictions in favor of NCR and Merger Sub under the Voting Agreement, which was entered into on November 28, 2012 (as described in Item 6 below), no transactions in securities of the Issuer have been effected during the last 60 days by any Reporting Person.

    (d)    The response to this Item 5(d) is incorporated by reference to the responses to the Statement, as amended prior to the date hereof.

    (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 28, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, NCR and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of NCR (the “Merger”).  Each outstanding Ordinary Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be cancelled and the holder thereof will be entitled to receive cash consideration of $30.00 in respect thereof (the “Merger Consideration”).  Each outstanding option or warrant to acquire one Ordinary Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions) (the “Option Consideration” and “Warrant Consideration”, respectively).  In connection with the Merger Agreement, Ronex, along with the Alpha Investors, entered into the Voting Agreement with NCR and Merger Sub in order to induce NCR to enter into the Merger Agreement and consummate the Merger.

The Voting Agreement requires Ronex (and, by extension, each Reporting Person) to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) or any transaction that is the subject of an Acquisition Proposal, (iv) against any agreement, amendment of the memorandum of association or articles of association of the Issuer that is intended or could reasonably be expected to (x) result in any of the conditions to closing set forth in the Merger Agreement not being fulfilled or satisfied on a timely basis or (y) prevent, impede, interfere with, delay or postpone the consummation of the Merger or the other transactions contemplated by the Merger Agreement and (v) in favor of any adjournment or postponement of the Issuer’s special general meeting of shareholders at which the Merger Agreement and Merger will be presented for adoption and approval, respectively, if there are not sufficient votes for such adoption and approval on the date on which such meeting is initially held or scheduled, as applicable.

The Voting Agreement will terminate on the first to occur of: (a) in respect of Ronex and each Alpha Investor, the mutual written agreement of NCR, Merger Sub and Ronex or such Alpha Investor, as appropriate; (b) the termination of the Merger Agreement in accordance with its terms; (c) the effective time of the Merger; (d) either: (x) a change in recommendation by the Issuer’s Board of Directors to approve the Merger pursuant to the Merger Agreement, or (y) the Issuer’s Board of Directors’ participation in any discussions or negotiations with a third party potential acquirer, furnishing any information or data with respect to, or otherwise cooperating in any way with, assisting or participating in, or recommending or approving, any third party’s actual or potential  Acquisition Proposal, in each case where such matter is pursuant to and in full compliance with the provisions of the Merger Agreement; provided that the Voting Agreement would not terminate, but the obligations of Ronex and each Alpha Investor thereunder would be temporarily suspended, until the lapse of the period during which NCR has the right to exercise its “matching rights” with respect to that third party proposal; and (e) the election of Ronex or an Alpha Investor (with respect to Ronex or such Alpha Investor only) to terminate the Voting Agreement if there is any amendment, waiver or modification to or of any provision of the Merger Agreement that reduces the aggregate amount of proceeds that would be received by Ronex or such Alpha Investor, respectively, thereunder, disproportionately as compared to the other Alpha Investors and/or Ronex (as appropriate).

The Voting Agreement contains additional customary provisions, including: (a) a prohibition upon Ronex's and the Alpha Investors' disposition of the Subject Shares to third parties for so long as the Voting Agreement is in effect; (b) a prohibition upon Ronex and the Alpha Investors soliciting an Acquisition Proposal or making an Acquisition Proposal; (c) customary representations and warranties of Ronex and the Alpha Investors; and (d) an allowance that actions taken by Ronex and the Alpha Investors in their respective capacities other than as shareholders of the Issuer, including when acting (or having their affiliates or representatives act) as directors of the Issuer, shall not constitute a breach of the Voting Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add and/or amend the following exhibits:

Exhibit 4 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1), dated as of December 13, 2012.

Exhibit 5 – Voting and Support Agreement, dated as of November 28, 2012, by and among Ronex, the Alpha Investors, NCR Corporation and Moon S.P.V. (Subsidiary) Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K, furnished to the SEC on November 29, 2012)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Ronex Holdings, Limited Partnership

By: Ronex Holdings Ltd., general partner

By: /s/ Gillon Beck
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Gillon Beck
Director

Ronex Holdings Ltd.

By: /s/ Gillon Beck
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Gillon Beck
Director

FIMI Opportunity 2005 Ltd.

By: /s/ Gillon Beck
------------------------------------------
Gillon Beck
Director

FIMI IV 2007 Ltd.

By: /s/ Gillon Beck
------------------------------------------
Gillon Beck
Director

FIMI Opportunity II Fund, L.P.
By: FIMI Opportunity 2005 Ltd., general partner

By: /s/ Gillon Beck
------------------------------------------
Gillon Beck
Director

FIMI Israel Opportunity Fund II, Limited Partnership
By: FIMI Opportunity 2005 Ltd., general partner

By: /s/ Gillon Beck
------------------------------------------
Gillon Beck
Director

FIMI Opportunity IV, L.P.
By: FIMI IV 2007 Ltd., general partner

By: /s/ Gillon Beck
                            ------------------------------------------
Gillon Beck
Director

FIMI Israel Opportunity IV, Limited Partnership
By: FIMI IV 2007 Ltd., general partner

By: /s/ Gillon Beck
 ------------------------------------------
Gillon Beck
Director

Ishay Davidi Management Ltd.

By: /s/ Ishay Davidi
------------------------------------------
Ishay Davidi
CEO

Ishay Davidi Holdings Ltd.

By: /s/ Ishay Davidi
------------------------------------------
Ishay Davidi
CEO

/s/ Ishay Davidi
------------------------------------------
Ishay Davidi

Dated: December 13, 2012